January 21, 2011

By Facsimile to 212-230-7669

Bill Belitsky, Esq.
Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street
New York, New York 10022

    Re: Van Kampen Unit Trusts, Series 1075
       File No. 333-171367

Dear Mr. Belitsky:

  We have reviewed the above registration statement filed on Form S-6 by Van Kampen Funds, Inc., on December 22, 2010, and a pre-effective amendment thereto on January 5, 2011, for Van Kampen Unit Trusts, Series 1075 (the "Trust") to register securities of a unit investment trust portfolio, Global Expansion & Inflation Defense Portfolio, 2011 Series (the "Portfolio").   As requested, in accord with Securities Act Release No. 6510, we conducted a selective review based on the representations in your cover letter to the December 22nd filing. Our comments are as follows.

General Comments

1.   We note that portions of these filings are incomplete.   We may have comments on the omitted items or other material added by pre-effective amendment, including information provided in response to our comments.

2. Comments relating to a particular section of the registration statement apply to other sections elsewhere in the registration that include the same or similar information.

3. Please review and revise the prospectus as necessary to conform more closely with the plain English requirements set forth in Rule 421 of the Securities Act of 1933.

Prospectus

4. Principal Investment Strategy

(a) The third sentence of the first paragraph states that the "Sponsor" has identified certain growth areas in the global market. Please include the full name of the Sponsor.

(b)   This section contains a bullet list of areas, such as commodities, REITs, and natural resource economies, that the Sponsor believes may benefit from global expansion and potential inflation. The paragraph that follows the bullet list does not provide any further details about the specific areas identified, however, and introduces new terms, such as "asset class" and "investment style," that are not clearly related or explained. Please revise the bullet list and the following paragraph for coherency and clarity.

(c)   The prospectus states that fixed income funds selected by the Sponsor seek to correlate their performance with various fixed income markets, including U.S municipal bonds. Please either delete the reference to municipal bonds or briefly explain the rationale for selecting such funds, particularly given the Portfolio's objective to seek capital appreciation.

5. Fee Table   The fee table includes a separate line item "Maximum sales charge on reinvested dividends" immediately after the line item "Maximum sales charge."   The manner in which this information is presented is somewhat confusing, since the maximum sales charge represents the total amount of such charges based on the amounts listed separately for each item, except for the charge on dividends. To improve the presentation of this information, please move the line item for the charge on reinvested dividends to include it with the other items comprising the maximum sales charge, or provide a written explanation on EDGAR to fully justify the current presentation.   In the alternative, since the Portfolio will not impose any charge on reinvested dividends, you may prefer to delete that line item.

6. Essential information

(a)   Please delete the line item captioned "CUSIP Numbers" or, to the extent reasonable and appropriate, either add a brief footnote to the table or provide disclosure later in the prospectus explaining the meaning and purpose of the references in the adjacent column to "Cash," "Reinvest," "Wrap Fee Cash," and "Wrap Fee Reinvest."

(b)   Please move the footnote disclosure designated by an asterisk that immediately follows footnotes 1 and 2 to the table of essential information so that it immediately follows the fee table to which it refers.

*   *   *

The response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please inform us in writing using EDGAR correspondence and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the flings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.   Since the Trust and Depositor are in possession of all the facts relating to the information included in the registration statement, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event acceleration of the effective date of the pending registration statement is requested, please provide us with a letter, at the time of such request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust or the Depositor from their full responsibility for the adequacy and accuracy of the disclosure in the filing: and
- Neither the Trust nor the Depositor may assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

If you have any questions or concerns regarding these matters, please feel free to contact me directly at (202) 551-6968 to discuss them.

Sincerely,

H.R. Hallock, Jr.
Senior Counsel